Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
____________________________________________________________________
(Name of Issuer) DREYFUS TAX EXEMPT CASH MGM
____________________________________________________________________
(Title of Class of Securities) PARTICIPANT SHARES
____________________________________________________________________
(CUSIP Number) 26202K502
____________________________________________________________________
(Date of Event Which Requires Filing of this Statement) Monthly Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No. 26202K502

 (1) Names of reporting persons...Harris Financial Corp
  I.R.S. Identification Nos. of above persons (entities only)
 51-0275712
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 (2) Check the appropriate box if a member of a group
(a)
(b) x

(3) SEC use only...................................................
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(4) Citizenship or place of organization............................
A Delaware Corporation
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting power...0.................................

  (6) Shared voting power....0...............................

  (7) Sole dispositive power......0.........................

  (8) Shared dispositive power....0..........................
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(9) Aggregate amount beneficially owned by each reporting person
0
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 (10) Check if the aggregate amount in Row (9) excludes certain shares
 (see instructions)..................................................
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(11) Percent of class represented by amount in Row (9)...0%.......
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(12) Type of reporting person (see instructions)....HC.............
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Page--of--Pages-----------------------------------------------------
Item 1(a) Name of issuer:
DREYFUS TAX EXEMPT CASH MANAGEMENT

    Item 1(b) Address of issuer's principal executive offices:
200 PARK AVENUE
NEW YORK, NEW YORK 10166


    2(a) Name of person filing: Harris Financial Corp
_____________________________________________________________________
    2(b) Address or principal business office or, if none, residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
_____________________________________________________________________
    2(c) Citizenship: A Delaware Corporation
_____________________________________________________________________
    2(d) Title of class of securities: PARTICIPANT SHARES
_____________________________________________________________________
    2(e) CUSIP No.: 26202K502
_____________________________________________________________________

    Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec. 240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [X] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
 Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
1.
    (a) Amount beneficially owned: 0
    (b) Percent of class:     0.000%    .
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote    0
    (ii) Shared power to vote or to direct the vote 0
    (iii) Sole power to dispose or to direct the disposition of
     0
    (iv) Shared power to dispose or to direct the disposition of
     0

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
See Exhibit 2

Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Harris Financial Corp., a Parent Holding Company,
111 W. Monroe St.
P.O. Box 755
Chicago, Ill 60690

Filing on behalf of the following subsidiaries:

BMO Nesbitt Burns, Inc., a broker-dealer
One First Canadian Place
5th Floor
Toronto, Ontario CANADA
M5X 1H3

Jones Heward Investments Inc., a Parent Holding Company
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

BMO Harris Investment Management Inc., an investment adviser
1 First Canadian Place
9th Floor
Suite 915
Toronto, Ontario CANADA
M5K 1H3

Jones Heward Investment Counsel Inc., an investment adviser
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

BMO Investorline Inc.
FCP
20th Floor
Toronto, Ontario CANADA
M5X 1A1

Jones Heward Funds, Canadian mutual funds
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

The Pension Fund Society of the Bank of Montreal, a Canadian pension fund
Corporate Secretary's Department
First Canadian Place
22nd Floor
Toronto, Ontario CANADA
M5X 1A1

Guardian Group of Funds, Ltd.
Commerce Court West
Suite 4100
Toronto, Ontario Canada
M5L 1E8

Harris Investment Management, Inc.
190 South LaSalle Street
P.O. Box 755
Chicago, Ill 60690

Harris Insight Funds, inc
C/O Harris Investment Management, Inc
190 South LaSalle Street
P.O. Box 755
Chicago, Ill 60690

BMO Trust Company
302 Bay Street
7th Floor
Toronto, Ontario Canada
M5X 1A1

BMO Investments, Inc
302 Bay Street
10th Floor
Toronto, Ontario Canada
M5X 1A1

BMO Mutual Funds
302 Bay Street
10th Floor
Toronto, Ontario, Canada
M5X 1A1

BMO Nesbitt Burns Corp
3 Times Square
28th Floor
New York, N.Y. 10036

BMO Nesbitt Burns Trading Corp, S.A.
3 Times Square
28th Floor
New York, N.Y. 10036

Sullivan Bruyette Speros & Blaney
8180 Greensboro Drive
Suite 1100
McLean Va. 22102

Mercantile National Bank of Indiana
5243 South Hohman Ave.
Floor 1
Hammond, Indiana, 46320

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1A1

Item 8. Identification and Classification of Members of the Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: JUNE 10, 2005

HARRIS FINANCIAL CORP.


BY:  (Paul Reagan)
      Paul Reagan
      Senior Vice President and General Counsel

Schedule 13G
Exhibit 1

BMO Nesbitt Burns Trading Corp S.A. is a wholly owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

BMO Nesbitt Burns, Inc. is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited, which is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited, which is a wholly-owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

Jones Heward Funds are Canadian mutual funds advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of BMO Nesbitt Burns Inc. and the Bank of Montreal.

The Pension Fund Society of the Bank of Montreal is a Canadian pension fund advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of Nesbitt Burns Inc. and the Bank of Montreal.

Guardian Group of Funds is a subsidiary of Guardian Group of Funds, Ltd. which is a wholly-owned subsidiary of Bank of Montreal.

First Canadian Mutual Funds are Canadian mutual funds advised and managed by Jones Heward Investment Counsel, BMO Harris Investment
Management Inc, and First Canadian Funds Inc., which are wholly-owned direct or indirect subsidiaries of Bank of Montreal.

Jones Heward Investment Counsel is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a wholly-owned subsidiary of Jones Heward Investments Inc., which is a wholly-owned subsidiary of Bank of Montreal and Nesbitt Burns Inc.

Mercantile National Bank of Indiana is a wholly owned subsidiary of Harris Bankcorp Inc. which is a wholly owned subsidiary of Harris
Finacial Corp., which is a wholly-owned subsidiary of Bank of Montreal.

Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, BMO Nesbitt Burns Corporation Limited, BMO Nesbitt Burns Inc., Jones Heward Funds, The Pension Society of the Bank of Montreal, First Canadian Funds Inc., First Canadian Mutual Funds, Jones Heward Investment Counsel Inc., Jones Heward Investment Management Inc., Jones Heward Investments
Inc., BMO Nesbitt Burns Trading Corp, S.A., Mercantile National Bank of Indiana, and Guardian Group of Funds Ltd,agree to this filing of Schedule 13G by Harris Financial Corp.
This exhibit is submitted as proof of their agreement and authorization for Harris Financial Corp. to file on their behalf.

Dated:  JUNE 10, 2005

BANK OF MONTREAL

BY:  (Ron Sirkis)
      Ron Sirkis
        EVP, General Counsel & Taxation

BANK OF MONTREAL HOLDING INC.

BY:  (Chris Begy)
      Chris Begy
     Vice President, Chief Accountant

Harris Financial Corp

By:  (Paul Reagan)
      Paul Reagan
     EVP, U.S. General Counsel, Chief Compliance Officer

BMO Nesbitt Burns, Inc

By:  (Robert Allair)
      Robert Allair
     Vice President and Managing director

Jones Heward Investments, Inc.

By:  (Dirk McRobb)
      Dirk McRobb
     C.F.O. Chief Compliance Officer V.P.

BMO Harris Investment Management Inc.

By:  (Richard Grape)
      Richard Grape
     VP and Head of Operations and Administration

Jones Heward Investment Counsel Inc.

By:   (Dirk McRobb)
       Dirk McRobb
      C.F.O. Chief Compliance Officer V.P.

BMO Investorline Inc.

By:   (Tom Flanagan)
       Tom Flanagan
      President and CEO

Jones Heward Funds

By:   (Dirk McRobb)
       Dirk McRobb
      C.F.O Chief Compliance Officer V.P

The Pension Fund Society of the Bank of Montreal

By:   (Claire Kyle)
       Claire Kyle
      Senior Manager

Guardian Group of Funds, Ltd.

By:   (Steven Rostowsky)
       Steven Rostowsky
      Chief Financial Officer

Harris Investment Management Inc.

By:   (William O. Leszinske)
       William O. Leszinske
       President

Harris Insight Funds, Inc.

By:   (William O. Leszinske)
       William O. Leszinske
      President

BMO Trust Company

By:   (Carol Neal)
       Carol Neal
      Chief Financial Officer

BMO Investments, Inc

By:   (Ed Legzdins)
       Ed Legzdins
      President and CEO

BMO Nesbitt Burns Corp

By:   (Susanne Vorster)
       Susanne Vorster
      Chief Financial officer

BMO Nesbitt Burns Trading Corp, S.A.

By:   (Susanne Vorster)
       Susanne Vorster
      Chief Financial Officer

Sullivan Bruyette Speros & Blaney

By:   (Greg Sullivan)
       Greg Sullivan
      President

Mercantile National Bank of Indiana

By:   (Richard Scumacher)
          Richard Schumacher
          Senior Vice President


Schedule 13G
Exhibit 2

This Schedule is being filed by Harris Financial Corporation, its parent company, Bank of Montreal.